UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 5, 2015

CAPNIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)

3 Twin Dolphin Drive, Suite 160

Redwood City, CA 94065

(Address of principal executive offices)

(650) 213-8444

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

On March 5, 2015 the Company entered into, and subsequently consummated, a private transaction pursuant to a Warrant Exercise Agreement with certain holders of the Company’s Series B warrants, pursuant to which participating holders of Series B Warrants agreed to exercise their Series B Warrant for cash and receive a Series C Warrant in return. The Company furnished a copy of the press release on a Current Report on Form 8-K (the “Initial Form 8-K”). The sole purpose of this Amendment No. 1 on Form 8-K/A is to correct an inadvertent error referencing an incorrect aggregate number of shares of Common Stock exercised pursuant to the Series B Warrants and proceeds resulting therefrom in the Initial Form 8-K and on the press release filed as Exhibit 99.1 to the Initial Form 8-K.

The third and fourth sentences of the first paragraph of the Initial Form 8-K the Company is correcting to read: Pursuant to the Agreement, participating holders of Series B Warrants and the Company agreed that such Series B Warrant holders would exercise for cash their Series B Warrants in full and the Company would issue to the holders new warrants (the “Series C Warrants”) at an exercise price of $6.25 per share to purchase up to an aggregate of 589,510 shares of Common Stock, the aggregate number of shares of Common Stock underlying the Series B Warrants that were cash exercised today pursuant to the Agreement. The Company will receive gross proceeds of approximately $3.8 million from the exercises of the Series B Warrants.

The title of the press release filed as Exhibit 99.1 to the Initial Form 8-K the company is correcting to read as follows: Capnia Announces Receipt of $3.8 million From Series B Warrant Exercise and Issuance of Series C Warrants

The first sentence of the first paragraph of the press release filed as Exhibit 99.1 to the Initial Form 8-K the company is correcting to read as follows: Capnia, Inc. (NASDAQ: CAPN), focused on the development of novel products based on its proprietary technologies for precision metering of gas flow, today announced the closing of a privately negotiated transaction (the “Private Transaction”) with certain holders of Capnia’s Series B warrants (the “Series B Warrants”) who agreed to exercise their Series B Warrants to purchase an aggregate of 589,510 shares of Capnia’s Common Stock at an exercise price of $6.50 per share, resulting in gross proceeds to the Company of approximately $3.8 million.

ITEM 1.01.	Entry into a Material Definitive Agreement

On March 5, 2015, Capnia, Inc. (the “Company”) entered into, and subsequently consummated, a private transaction (the “Private Transaction”) pursuant to a Warrant Exercise Agreement (the “Agreement”) with certain holders of the Company’s Series B warrants (the “Series B Warrants”). The Series B Warrants were originally issued in connection with the Company’s initial public offering on November 18, 2014 (the “IPO”) to purchase an aggregate of 2,449,605 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at an exercise price of $6.50 per share and expire on February 12, 2016. Pursuant to the Agreement, participating holders of Series B Warrants and the Company agreed that such Series B Warrant holders would exercise for cash their Series B Warrants in full and the Company would issue to the holders new warrants (the “Series C Warrants”) at an exercise price of $6.25 per share to purchase up to an aggregate of 589,510 shares of Common Stock, the aggregate number of shares of Common Stock underlying the Series B Warrants that were cash exercised today pursuant to the Agreement. The Company will receive gross proceeds of approximately $3.8 million from the exercises of the Series B Warrants.

In consideration for the cash exercise of the Series B Warrants on March 5, 2015, and pursuant to the terms of the Agreement, the Company issued to exercising holders of Series B Warrants the Series C Warrants, each of which: (i) is exercisable at $6.25 per share; (ii) is exercisable for the number of shares of Common Stock underlying the Series B Warrants that were cash exercised by such holders; (iii) is immediately exercisable upon issuance and until March 4, 2020, and (iv) does not include the cashless exercise feature hat was contained in the Series B Warrant that results in an increasing number of shares of Common Stock issuable without consideration as the price of the Common Stock decreases is not contained in the Series C Warrants.

The Series C Warrants have not been registered under the Securities Act of 1933, as amended (the Securities Act), or state securities laws; however, the Company is obligated to file a registration statement within 60 days following the issuance of the Series C Warrants to register the sale of the underlying shares of Common Stock. The Series C Warrants were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended and/or Regulation D thereunder as a private offering, without general solicitation, made only to and with accredited investors. Pursuant to the Agreement, the Company is obligated to register the issuance of the Series C Warrants and the underlying shares of Common Stock exercisable thereunder within 60 days of the issuance of the Series C Warrants.

The Company also intends to promptly launch a formal tender/registered exchange offer to provide to those holders of Series B Warrants that were not contacted pursuant to the private transaction the same opportunity to exercise such warrants for their cash exercise price and receive the same Series C Warrant exercisable for the number of shares of Common Stock that may be exercised by such holder under their Series B Warrant. To the extent that any such holders of Series B Warrants do not choose to participate in the tender offer/registered exchange, their Series B Warrants will remain outstanding unmodified. The details of the tender offer will be announced as soon as practicable following the date hereof. Any Series C Warrants issued pursuant to the tender/registered exchange offer will be registered under the Securities Act of 1933, as amended.

The foregoing is a summary of the terms of the Series C Warrants and the Agreement and does not purport to be complete. The foregoing summary is qualified in its entirety by reference to the full text of the form of Series C Warrant and the Agreement, copies of which are filed herewith as Exhibits 4.1 and 10.1 respectively.

As a result of the insider ownership of the Series B Warrants, the Company’s Board of Directors created a special committee of the Board of Directors made up solely of independent and disinterested directors (the “Special Committee”) to review, negotiate, and if it determined that the Proposed Transaction and the tender/registered exchange offer is in the best interest of the Company and its stockholders, approve such transactions. The Special Committee conducted a detailed review of the Private Transaction and the tender/registered exchange offer, including meeting on numerous occasions to discuss the relative merits of various deal structures and the pros and cons of each. The Special Committee consulted with legal and financial advisors in connection with their process. After careful deliberation in compliance with their fiduciary duties as members of the Company’s Board of Directors, the Special Committee ultimately came to the conclusion that the Private Transaction and the tender/registered exchange offer are in the best interests of the Company and its stockholders.

The Company issued a press release on March 5, 2015 in connection with the Agreement, which is filed herewith.

The summaries of the agreements referred to herein are expressly qualified by the terms of the actual agreements, which are contained in Item 9.01 and incorporated herein by reference.

ITEM 3.02.	Unregistered Sales of Equity Securities.

The response to this item is included in Item 1.01, Entry into a Material Definitive Agreement, and is incorporated herein in its entirety.

ITEM 3.03.	Material Modification to Rights of Security Holders.

The response to this item is included in Item 1.01, Entry into a Material Definitive Agreement, and is incorporated herein in its entirety.

Important Information

This report and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company. The tender offer/registered exchange offer described herein has not yet been commenced. If and when the tender/registered exchange offer is commenced, the Company intends to file a registration statement, tender offer statement on a Schedule TO containing an offer to exchange, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”). Such documents will be mailed to holders of Series B Warrants of record and will also be made available for distribution to all owners of Series B Warrants. The solicitation of offers to exercise and exchange Series B Warrants for Series C Warrants will only be made pursuant to the prospectus contained in the registration statement, the offer to exchange, the letter of transmittal and related documents. Series B Warrant holders are advised to read the prospectus, the offer to exchange, the letter of transmittal and all related documents when such documents are filed and become available, as they will contain important information about the tender exchange offer and proposed Series B Warrant exchange. Security holders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company may be obtained, if and when available, without charge, by directing a request to Capnia, Inc., Attention David O’Toole, dotoole@Capnia.com. These filings may also be obtained through our website located at http://www.capnia.com.

ITEM 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

4.1*	Form of Series C Warrant Agreement

10.1*	Form of Warrant Exercise Agreement

99.1*	Press release issued by Capnia, Inc. dated March 5, 2015

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPNIA, INC.

Date: March 5, 2015

	By:	/s/ David D. O’Toole
David D. O’Toole
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Series C Warrant Agreement

10.1	Form of Warrant Exercise Agreement

99.1	Press release issued by Capnia, Inc. dated March 5, 2015